RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

RECEIVED

2008 APR 30 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

25 April 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

[redacted]

08002246

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad on behalf of the Company dated 23 April 2008, in respect of the Non-Renounceable Offer for Sale by Resorts World Limited (an indirect wholly-owned subsidiary of Resorts World Bhd) of ordinary shares of USD0.10 each in Genting International Public Limited Company to the Shareholders of Resorts World Bhd for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
MAY 0 6 2008 E
THOMSON REUTERS

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dw 5/1

Exemption No. 82-3229

Form Version 2.0

General Announcement

Initiated by MB_CIMB3 on 23/04/2008 06:52:07 PM
Submitted by MB_CIMB3 on 23/04/2008 07:09:39 PM
Reference No MM-080423-67927
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Main Board/ Second Board Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**RESORTS WORLD BHD**
*	Stock name	:	**RESORTS**
*	Stock code	:	**4715**
*	Contact person	:	**KUAN SOOK CHENG**
*	Designation	:	**EXECUTIVE**
*	Contact number	:	**03-2084 6584**
	E-mail address	:	**sookcheng.kuan@cimb.com**
*	Type	:	**Announcement**
*	Subject :		

RESORTS WORLD BHD ("RESORTS WORLD")

NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ORDINARY SHARES OF USD0.10 EACH IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("OFFER SHARES") TO THE SHAREHOLDERS OF RESORTS WORLD ("OFS")

* **Contents :-**

Unless otherwise stated, all definitions shall have the same meaning as those stated in RWL's Prospectus dated 18 March 2008.

We refer to the announcements dated 28 February 2008 in relation to the OFS. On behalf of Resorts World, we wish to announce the following:

Results of acceptance/excess application under the OFS

As at 5.00 p.m. on 11 April 2008 (being the last time and date for acceptance/excess application and payment for the Offer Shares under the OFS), RWL has received a total valid acceptances and excess applications for 941,025,005 Offer Shares. This represents approximately 1.585 times of the total Offer Shares made available under the OFS as detailed in **Table 1.**

Basis of allocation for excess application

The Boards of Directors of RWL and Resorts World (**"Boards"**) have decided to allocate the Excess Offer Shares to the Entitled Shareholders who applied for Excess Offer Shares, on a pro-rata basis based on the Entitled Shareholders' shareholdings in Resorts World as at the Entitlement Date.

The allocation of the Excess Offer Shares will be made in a fair and equitable manner, where the said allocation basis will apply to all Entitled Shareholders who validly applied for the Excess Offer Shares, and as the Boards deem expedient.

Exemption No. 82-3229

Transfer of Offer Shares and Excess Offer Shares

Barring any unforeseen circumstances, RWL expects the Offer Shares validly accepted and Excess Offer Shares successfully applied for (as the case may be) by Entitled Shareholders to be transferred into the respective securities accounts in accordance with the option chosen by the Entitled Shareholders as stated in the OAF on or about 30 April 2008.

In addition, notice of allocation will be despatched by the Share Registrar to the Entitled Shareholders (at their own risk) by ordinary post at their addresses as shown in Resorts World's Register of Members or Record of Depositors by 5 May 2008.

Refund

In respect of any acceptance and/or excess application which is invalid or unsuccessful or partially successful, the amount paid on such acceptance/excess application will be refunded to the Entitled Shareholders without interest by way of cheque which is expected to be despatched by ordinary post to the Entitled Shareholders (at their own risk) at their addresses as shown in Resorts World's Register of Members or Record of Depositors by 5 May 2008.

This announcement is dated 23 April 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.pdf

Table 1: Details of valid acceptances and excess applications

	No. of Offer Shares	%
Acceptances	475,427,621	80.08
Excess applications	465,597,384	78.42
Total acceptances and excess applications	941,025,005	158.50
Total number of Offer Shares made available under the OFS	593,719,711	100.00

END